1875 K Street, NW
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

April 15, 2010

Christian T. Sandoe, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds
Registration Statement on Form N-14 Filed on March 5, 2010 (the “Registration Statement”)
Securities Act File No. 333-165295

Dear Mr. Sandoe:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telephone conversation with the undersigned on April 15, 2010 regarding the above-referenced Registration Statement and the draft Pre-Effective Amendment No. 1 provided to the Staff.  The Registration Statement and the draft Pre-Effective Amendment No. 1 relates to the proposed reorganization of certain series of Pacific Capital Funds and designated share classes into corresponding series of the Aberdeen Funds and designated share classes as set out in the table below (the “Reorganization).

Pacific Capital Funds	Aberdeen Funds
Pacific Capital New Asia Growth Fund	Aberdeen Asia-Pacific (ex-Japan) Equity Institutional Fund
Class A	Institutional Service Class
Class B	Institutional Service Class
Class C	Institutional Service Class
Class Y	Institutional Class
Pacific Capital International Stock Fund	Aberdeen International Equity Institutional Fund
Class A	Institutional Service Class
Class B	Institutional Service Class
Class C	Institutional Service Class
Class Y	Institutional Class
Pacific Capital Small Cap Fund	Aberdeen Small Cap Fund
Class A	Class A
Class B	Class A
Class C	Class C
Class Y	Institutional Class
Pacific Capital High Grade Core Fixed Income Fund	Aberdeen Core Income Fund
Class A	Class A

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Class B	Class A
Class C	Class C
Class Y	Institutional Class

For your convenience, the substance of the Staff’s comments has been restated below.  We have discussed the Staff’s comments with representatives of Aberdeen Funds (the “Registrant”) and Pacific Capital Funds (“Pacific Capital”).  Responses from the Registrant and/or Pacific Capital to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given to them in the Registration Statement.

Comment No. 1:                  Please provide further information in the Q&A concerning why the Reorganization has been recommended by the Pacific Capital Board concerning the specific effect on the Funds of BOH transitioning to an “open architecture” investment process.

Response:                             The requested disclosure has been included.

Comment No. 2:                  In the section entitled “How do the Funds’ performances compare,” please revise the average annual returns table columns containing return information for the 10 year calendar period or since inception of a fund’s share class to specifically disclose that the information provided is for 10 year calendar periods or since inception if less than 10 calendar years.  If the information is provided since inception, please provide the applicable inception dates.

Response:                             The requested disclosure has been included.

Comment No. 3:                  In the section containing the pro forma financial statements, please include the name of the surviving fund in the column entitled “Pro Form Combined.”

Response:                             The requested disclosure has been included.

The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Commission and reviewed by Staff, it acknowledges that:

(a)           the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at your earliest convenience at (202) 303-1262 to discuss any questions concerning the above.

Sincerely,

/s/ David Joire

David Joire

cc:                                 Jennifer Nichols, Esq., Aberdeen Funds
Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

Michael Glazer, Esq., Bingham McCutchen LLP
Joshua B. Sterling, Esq., Bingham McCutchen LLP